United States Cellular Corporation

8410 W. Bryn Mawr Ave.

Chicago, IL  60631

773-399-8900

Fax:  773-399-8936

VIA EDGAR

July 25, 2017

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

RE:	United States Cellular Corporation Form 10-K for the Fiscal Year ended December 31, 2016 Filed February 24, 2017 File No. 001-09712

Dear Mr. Spirgel:

We have received your letter dated July 17, 2017 to Kenneth R. Meyers, Chief Executive Officer, of United States Cellular Corporation (the “Company”), relating to the above referenced filing. On behalf of the Company, this letter is to advise you that we are currently preparing responses to your comments and will seek to respond fully no later than August 7, 2017.  The Company is requesting additional time to respond because it is in the process of closing its books and completing financial statements for the second quarter of 2017. If you have any questions, please contact the undersigned at (312) 592-5301.

Yours truly, United States Cellular Corporation
By:	/s/ Douglas D. Shuma
Douglas D. Shuma Chief Accounting Officer

cc:     Kenneth R. Meyers